Exhibit 10.3

December 4, 2003

Mr. Abdul Ladha

President, CEO

Ableauctions.com, Inc.

1963 Lougheed Highway

Coquitlam, BC V3K 3, Canada

Re:

Amendment to Engagement Letter

Dear Mr. Ladha:

This letter amendment (this “Amendment”) amends Able Auctions Inc.’s (the “Company”) engagement of HPC Capital Management (“HPC”) as investment banker, financial advisor and consultant of the Company.

2.

Services.  During the Engagement and subject to the terms and conditions herein, HPC agrees to provide financial services to the Company consisting of:  (i) evaluating the Company’s requirements for funding growth and expansion of the Company’s operations; (ii) advising the Company as to alternative modes and sources of financing; (iii) analyzing the impact of business decisions, policies, and practices on the value of the Company’s business and securities; (iv) increasing the public exposure of the Company through introductions to institutions, brokers and the investment community; (v) bringing to the attention of the Company possible business opportunities and evaluating business opportunities generally, whether or not HPC or others originate such opportunities; and (vi) providing a research report respecting the Company in accordance with HPC’s typical format and practices for such reports. Any opinions expressed in such report shall consist solely of the independent opinions of HPC’s research department, and HPC does not represent to the Company that such report shall contain a favorable investment recommendation or any investment recommendation at all.  HPC agrees to devote such time, attention, and energy as may be necessary to perform the services hereunder.  The Company expressly acknowledges and agrees that nothing herein shall be construed, however, to require HPC to (i) provide a minimum number of hours of service to the Company or to limit the right of HPC to perform similar services for the benefit of persons or entities other than the Company, (ii) commit to purchase securities of the Company or secure financing on behalf of the Company by third parties, (iii) ensure that any potential investor(s) introduced to the Company by HPC will execute final agreements with the Company, or (iv) guaranty the obligations of any investor(s) introduced to the Company by HPC under any final agreements with such investor(s).

3.

Remuneration.   For undertaking the Engagement and for other good and valuable consideration, including but not limited to, the substantial benefit the Company will derive from the ability to announce its relationship with HPC, the Company agrees as follows:

(a)

Commencement Retainer.

Within 5 business days from the date hereof, the Company shall pay to HPC Capital Management a $ 5,000 fee and issue and deliver a warrant to purchase 100,000 shares of the Company’s common stock, at a price equal to $.4375/share in the aggregate (the “Commencement Retainer Warrants”), which are nonrefundable and do not constitute prepayment for future services, to HPC Capital Management.  These warrants will have a 5 year maturity and will have piggyback registration rights.

Agreed to and accepted this ____ day of December, 2003

Able Auctions, Inc.

HPC Capital Management

By: ______________________

By:  ________________________

Abdul Ladha

Paul T. Mannion, Jr.

Chief Executive Officer

President